UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form
                                                                                                                                                                               Sequential
Exhibit     Description                                                                                                                             Page Number

1.	Press release on GHANA TELECOM EXPANDS ITS BROADBAND WIRELESS NETWORK WITH APPROXIMATELY $3 MILLION OF ALVARION EQUIPMENT, dated January 10, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: January 10, 2006	By:	/s/ Dafna Gruber
Dafna Gruber
Title: Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO                                              Carmen Deville
+972 3 645 6252                                                    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com                              carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

 GHANA TELECOM EXPANDS ITS BROADBAND WIRELESS NETWORK WITH
 APPROXIMATELY $3 MILLION OF ALVARION EQUIPMENT
Customer Demand Drives eMGW™ Network Growth

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TEL AVIV, Israel, January 10, 2006 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that Ghana Telecom, the country’s incumbent carrier, is expanding its broadband wireless network with an additional approximate $3 million of Alvarion’s eMGW equipment. In previous years, Ghana Telecom built a broadband wireless network in Accra, Ghana’s capital city, using $4 million of eMGW to provide broadband data and toll quality voices services to more than 2000 customers with limited infrastructure. This current deal covers network expansion that will occur in the fourth quarter of 2005 and continue through the first quarter of 2006.

“Expanding our broadband wireless network with eMGW is a direct result of customer demand from both business and residential users,” said Jarle Rekve, Chief Technical Officer (CTO) of Ghana Telecom. “As we expand our Accra network, we will continue to connect tens of new customers each day, while preparing for deploying broadband wireless networks in additional cities in Ghana. We are committed to offering reliable and efficient broadband services to our subscribers, while serving as innovative carrier and pro-actively employing new technologies to serve customers.”

Alvarion’s eMGW is a point-to-multi-point fixed wireless system that is cost and technology optimized to offer data and voice services to SOHO and residential users. eMGW supports fast Internet services, corporate network access and carrier-class telephony in a single system, and with its innovative ‘hybrid-switching’ architecture, uses both circuit and packet switching to maximize spectrum and equipment utilization. Operating in a wide range of frequencies, from 800MHz to 5.7GHz, eMGW has been successfully installed in over 60 countries.

“We are pleased that an incumbent carrier such as Ghana Telecom has had success serving customers with broadband wireless and is expanding its eMGW network,” said Tzvika Friedman, CEO and President of Alvarion. “This sale enables GT to continue building out the network as they sign-on subscribers demonstrating the optimally cost-effective economics of broadband wireless networks and eMGW.”

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About Ghana Telecom

Ghana Telecom is Ghana's national telecom operator and the biggest operator in the country, providing fixed and mobile GSM services in Ghana. It was privatized in 1997, and is currently managed by Telenor Management Partner (TMP) of Norway. Ghana Telecom's mission is to provide reliable, efficient and flexible telecommunications services to its customers, with emphasis on innovation, technology and continuous manpower development, and meet stakeholders' expectation in attaining regional excellence.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 of the United States of America. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.
Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

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